

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 29, 2008

Michael R. Farley, Chief Executive Officer
Digital Fuel, Inc.
6601 E. Grant Road, Suite 101
Tucson, Arizona 85715

Via U S Mail and FAX [(520) 290-0538]

> **Re: Digital Fuel, Inc.**
> **Amendment to Form 8-K for Item 4.01**
> **Filed May 14, 2008**
> **File No. 0-16534**

Dear Mr. Farley:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeanne Bennett
Staff Accountant